12 RETECH CORPORATION

CERTIFICATE OF DESIGNATIONS OF PREFERENCES,
RIGHTS AND LIMITATIONS
OF
SERIES B PREFERRED STOCK

SERIES C PREFERRED STOCK; AND

SERIES D PREFERRED STOCK

The undersigned, Angelo Ponzetta, hereby certifies that:

1. He is the Chief Executive Officer of 12 RETECH CORPORATION, a Nevada corporation (the “Company”).

2. The Company is authorized to issue 50,000,000 shares of preferred stock. There are currently 4,000,000 shares of preferred stock designated.

3. The following resolutions were duly adopted by the Board of Directors:

WHEREAS, the Certificate of Incorporation of the Company provides for a class of its authorized stock known as preferred stock, comprised of 50,000,000 shares of $0.00001 par value preferred stock (the “Preferred Stock”), issuable from time to time in one or more series;

WHEREAS, the Board of Directors of the Company is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of Preferred Stock and the number of shares constituting any series and the designation thereof, of any of them;

WHEREAS, it is the desire of the Board of Directors of the Company, pursuant to its authority as aforesaid in accordance with Nevada laws, and as set forth in this Certificate of Designations of Preferences, Rights and Limitations of the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock (“Certificate of Designation”), to designate the rights, preferences, restrictions and other matters relating to:

1)	the Series B Convertible Preferred Stock, which will consist of 1,000,000 shares of Series B Preferred Stock, par value $0.00001 per share, which the Company has the authority to issue, as set forth herein;

2)	the Series C Convertible Preferred Stock, which will consist of 2 shares of Series C Preferred Stock, par value $0.00001 per share, which the Company has the authority to issue, as set forth herein; and

3)	the Series D Convertible Preferred Stock, which will consist of 1,000,000 shares of Series D Preferred Stock, par value $0.00001 per share, which the Company has the authority to issue, as set forth herein.

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of the following series of Preferred Stock for cash or exchange of other securities, rights or property and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such series of Preferred Stock as follows:

Article I

Series B Preferred Stock.

Section 1. Designation and Amount. The total number of shares of Series B Preferred Stock this Corporation is authorized to issue is One Million (1,000,000), with a stated par value of $0.00001` per share. The designations, powers, preferences, rights and restrictions granted or imposed upon the Series B Preferred Stock and holders thereof are as follows unless otherwise agreed to by agreement between the Corporation and the purchasers of the Series B Preferred Stock

Section 2 Ranking. The Series B Preferred Stock will, with respect to dividend rights and rights upon liquidation, winding-up or dissolution, rank: (a) senior with respect to dividends and right of liquidation with the Corporation’s Common Stock (“Common Stock”), (b) junior with respect to dividends and right of liquidation with the Corporation’s Series A Preferred Stock; and (c) junior with respect to dividends and right of liquidation to all existing and future indebtedness of the Corporation. Without the prior written consent of Holders holding a majority of the outstanding shares of Series B Preferred Stock, the Corporation may not issue any Preferred Stock that is senior to the Series B Preferred Stock in right of dividends and liquidation.

Section 3.Liquidation Preference.

A. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after payment or provision for payment of debts and other liabilities of the Corporation, and after payment or provision for any liquidation preference payable to the holders of any Preferred Stock ranking senior upon liquidation to the Series B Preferred Stock, but prior to any distribution or payment made to the holders of Common Stock or the holders of any Preferred Stock ranking junior upon liquidation to the Series B Preferred Stock by reason of their ownership thereof, the Holders of Series B Preferred Stock will be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders an amount with respect to each share of Series B Preferred Stock equal to the then Stated Value as adjusted pursuant to the terms hereof (including but not limited to the additional of any accrued unpaid dividends and the Default Adjustment, if applicable).

B. If, upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation will be insufficient to make payment in full to all Holders, then such assets will be distributed among the Holders at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

Section 4.Conversion .

A. Holders of Series B Preferred Stock shall have the right, exercisable at any time and from time to time (unless otherwise prohibited by law, rule or regulation, or agreement between the Corporation and the holders of the Series B Preferred Stock), to convert any or all their shares of the Series B Preferred Stock into Common Stock.

B. Reservation of Stock Issuable Upon Conversion . The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Series B Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Series B Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series B Preferred Stock, the Corporation will within a reasonable time period make a good faith effort to take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

C. Effect of Conversion. On any Conversion Date, all rights of any Holder with respect to the shares of the Series B Preferred Stock so converted, including the rights, if any, to receive distributions of the Corporation’s assets (including, but not limited to, the Liquidation Preference) or notices from the Corporation, will terminate, except only for the rights of any such Holder to receive certificates (if applicable) for the number of shares of Common Stock into which such shares of the Series B Preferred Stock have been converted.

Section 5 Voting. Series B Preferred Stock shall be non-voting on any matters requiring shareholder vote.

Section 6. Dividends. Series B Preferred Stock will carry an annual cumulative dividend, compounded monthly, payable solely upon redemption, liquidation or conversion as agreed to by and between the Corporation and the holder of the Series B Preferred Stock.

Section 7. Redemption. The Series B Preferred Stock shall be redeemable by the Corporation as set forth in the agreement by and between the Corporation and the holder of the Series B Preferred Stock.

Section 8. Protective Provisions .

A. So long as any shares of Series B Preferred Stock are outstanding, the Corporation will not, without the affirmative approval of the Holders of a majority of the shares of Series B Preferred Stock then outstanding (voting as a class), (i) alter or change adversely the powers, preferences or rights given to the Series B Preferred Stock or alter or amend this Certificate of Designations, (ii) authorize or create any class of stock ranking as to distribution of dividends senior to the Series B Preferred Stock, (iii) amend its articles of incorporation or other charter documents in breach of any of the provisions hereof, (iv) increase the authorized number of shares of Series B Preferred Stock, (v) liquidate, dissolve or wind-up the business and affairs of the Corporation, or effect any Deemed Liquidation Event (as defined below), or (vi) enter into any agreement with respect to any of the foregoing.

B. A “Deemed Liquidation Event” will mean: (a) a merger or consolidation in which the Corporation is a constituent party or a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of the surviving or resulting corporation or, if the surviving or resulting corporation is a wholly-owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

b The Corporation shall not have the power to effect a Deemed Liquidation Event unless the agreement or plan of merger or consolidation for such transaction provides that the consideration payable to the stockholders of the Corporation will be allocated among the holders of capital stock of the Corporation in accordance hereof.

Article II

Series C Preferred Stock.

Section 1. Designation and Amount. The total number of shares of Series C Preferred Stock this Corporation is authorized to issue is two (2) shares, with a stated par value of $0.00001 per share. The designations, powers, preferences, rights and restrictions granted or imposed upon the Series C Preferred Stock and holders thereof are as follows unless otherwise agreed to by agreement between the Corporation and the purchasers of the Series C Preferred Stock.

For clarification, issuances of additional authorized shares of Series C Preferred Stock under the terms herein and as agreed to by and between the Corporation and the holder of such Series C Preferred Stock shall not require the authorization or approval of the existing shareholders of any other class of preferred stock.

Section 2 Ranking. The Series C Preferred Stock will, with respect to dividend rights and rights upon liquidation, winding-up or dissolution, rank: (a) senior with respect to dividends and right of liquidation with the Corporation’s Common Stock (“Common Stock”), (b) junior with respect to dividends and right of liquidation with the Corporation’s Series A Preferred Stock and the Corporation’s Series B Preferred Stock; and (c) junior with respect to dividends and right of liquidation to all existing and future indebtedness of the Corporation. Without the prior written consent of Holders holding a majority of the outstanding shares of Series C Preferred Stock, the Corporation may not issue any Preferred Stock that is senior to the Series C Preferred Stock in right of dividends and liquidation.

Section 3. Liquidation Preference. The Series C Preferred Stock shall have no liquidation preference.

Section 4. Conversion. The Series C Preferred Stock shall not be convertible.

Section 5 Voting. Each issued and outstanding shares of Series C Preferred Stock shall be entitled to One Billion (1,000,000,000) votes at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration (by vote or written consent). Holders of shares of Series C Preferred Stock shall vote together with the holders of Common Shares as a single class.

Section 6. Dividends. Series C Preferred Stock shall not accrue dividends.

Section 7. Redemption. The Series C Preferred Stock shall not be redeemable by the Corporation.

Article III

Series D Preferred Stock.

Section 1. Designation and Amount. The total number of shares of Series D Preferred Stock this Corporation is authorized to issue is one million (1,000,000) shares, with a stated par value of $0.00001 per share with such powers, preferences, rights and restrictions which shall be determined by the Corporation’s Board of Directors in its sole discretion, and which designations and issuances shall not require the approval of the shareholders of the Corporation.

RESOLVED, FURTHER, that the chairman, chief executive officer, chief financial officer, president or any vice-president, and the secretary or any assistant secretary, of the Company be and they hereby are authorized and directed to prepare and file a Designation of Preferences, Rights and Limitations of Series B Preferred Stock, Series C Preferred Stock and the Series D Preferred Stock in accordance with the foregoing resolution and the provisions of Nevada law.

IN WITNESS WHEREOF, the undersigned have executed this Certificate this 29th day of January 2018.

Angelo Ponzetta
Chief Executive Officer